EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business and our expectations with respect to liquidity and capital resources, includes forward-looking statements. Those forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, those risks and uncertainties described in “Risk Factors” and “Special Note Regarding Forward-Looking Statements” in the prospectus relating to the Company’s American Depositary Shares (“ADSs”). Our actual results could differ materially from the results described in or implied by these forward-looking statements.

Overview

We are a clinical-stage, fully integrated, next generation, systemic AAV-based gene therapy company targeting the liver. Our vision is to create better lives for people suffering from inherited, systemic debilitating diseases using the potential of gene therapy as a one-time treatment to provide potential functional cures through sustained physiological protein levels leveraging the high expression enabled by our proprietary gene therapy platform. Our initial focus is on developing treatments for monogenic diseases with high unmet need. We are a fully-integrated biotechnology company with internal expertise and capability across the value chain in gene therapy, including expression platform, research, manufacturing, clinical development and commercialization. Our pipeline includes two programs in the clinic and two late-stage preclinical product candidates, as well as research programs targeting novel applications for systemic gene therapy, for which we have, through owned and in-licensed intellectual property rights, development and worldwide commercial rights.

Our differentiated platform uses our proprietary, rationally designed adeno-associated virus, or AAV, capsid, which we refer to as AAVS3. We have optimized our capsid to preferentially deliver a therapeutic gene of interest to the human liver, and thereby to cause the expression of the necessary protein to address a targeted disease. AAVS3 was developed at University College London, or UCL, by a team led by our founder, Prof. Amit Nathwani. In preclinical settings, the AAVS3 capsid has been observed to have significantly higher transduction efficiency in human liver cells as compared to wild-type AAV serotypes used in many other gene therapy programs, including AAV5, AAV6, AAV8 and others. We are able to further enhance the potency of our AAVS3 vector platform through our advanced chemistry, manufacturing and controls, or CMC, capabilities, which include proprietary manufacturing processes and analytic methods. We believe the combination of our proprietary capsid and our powerful CMC platform allows us to produce gene therapy product candidates that have the potential to drive higher levels of protein expression than comparable programs have demonstrated in the clinic to date.

We have invested a significant amount of time and resources in developing proprietary and optimized assays and CMC processes that we believe help us to produce high quality product candidates. Today, we have a scaled manufacturing process which we believe has the ability to consistently and efficiently produce high quality gene therapy product candidates at commercial scale and competitive cost. As a result of the differentiated potency of our platform, we are able to administer our product candidates at lower doses for a given level of protein expression, with potential benefits in safety and cost of goods. This advantage also gives us the opportunity to address conditions that are not currently amenable to gene therapy because of the high levels of protein expression required to treat such diseases. Our current pipeline programs address hemophilia A and hemophilia B as well as the lysosomal storage disorders, or LSDs, Fabry disease and Gaucher disease. Our most advanced product candidate, FLT180a for the treatment of hemophilia B, is being evaluated in a Phase 1/2 dose-finding clinical trial in adult males, and preliminary data to date has shown its potential to provide patients with sustained normal Factor IX, or FIX, activity levels following a one-off treatment. We reported data from the Phase 1/2 B-AMAZE clinical trial of FLT180a for the treatment of hemophilia B at the 2020 International

Society on Thrombosis and Hemostasis Congress. All of the 10 patients were enrolled in the B-AMAZE trial have now completed six months post treatment follow-up and are now enrolled in our long-term follow up study. We plan to report further data from the B-AMAZE extension study by the end of 2020, and to commence our planned pivotal clinical trial in 2021, subject to agreement with regulatory authorities and subject to COVID restrictions.

Since our inception in May 2015, we have devoted substantially all of our resources to conducting preclinical studies and clinical trials, organizing and staffing our company, planning our business initiatives, raising capital and establishing our intellectual property portfolio. We do not have any products approved for sale and have not generated any revenue from product sales. We have funded our operations to date primarily with proceeds from the sale of preferred shares. Through July 1, 2020, after giving effect to the Series C Financing and our receipt of the net proceeds therefrom, we had received net cash proceeds of approximately $282.8 million from sales of our preferred shares.

We have incurred operating losses since inception, including a net loss of $33.3 million and $24.7 million for the six months ended June 30, 2020 and 2019, respectively. As of June 30, 2020, we had an accumulated deficit of $152.9 million. These losses have resulted primarily from costs incurred in connection with research and development activities and general and administrative costs associated with our operations. We expect to continue to incur significant expenses and recurring increasing operating losses for the foreseeable future as we advance our product candidates through preclinical and clinical development, seek regulatory approval and pursue commercialization of any approved product candidates. To date, we have developed our product candidates internally, resulting in increased research and development spending but also enabling us to manage our product candidates efficiently through the development and manufacturing process. Our operating losses stem primarily from manufacturing and clinical development activities reflecting the advancement of the portfolio into clinical phase, and they will continue to increase with our growth initiatives as we increase our headcount and progress our product candidates through clinical trials. Furthermore, following the closing of our IPO, we expect to incur additional costs associated with operating as a public company, including significant legal, accounting, investor relations and other expenses that we did not incur as a private company. As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through the sale of equity, debt financings or other capital sources, including potential collaborations with other companies or other strategic transactions. Our inability to raise capital as and when needed could have a negative impact on our financial condition and ability to pursue our business strategies. There can be no assurances, however, that the current operating plan will be achieved or that additional funding will be available on terms acceptable to us, or at all.

In June 2020, we initiated a corporate reorganization in order to simplify the capitalization of the Company, which was completed prior to the close of the IPO in August  2020. The corporate reorganization took place in several steps which are discussed in more detail below.  We refer to the following steps, as our “corporate reorganization”:

Completed prior to June 30, 2020

•

Redesignation of the share capital of Freeline Therapeutics Holdings Limited: The single ordinary share in the share capital of Freeline Therapeutics Holdings Limited was redesignated into a B ordinary share with the same rights attached to a B ordinary share of Freeline Therapeutics Limited.

•

Exchange of Freeline Therapeutics Limited Shares for Freeline Therapeutics Holdings Limited Shares: All shareholders of Freeline Therapeutics Limited exchanged each of their shares for shares of Freeline Therapeutics Holdings Limited, such that they hold the same number and class of newly issued shares of £1.00 nominal value per share of Freeline Therapeutics Holdings Limited. As a result, Freeline Therapeutics Holdings Limited became the sole shareholder of Freeline Therapeutics Limited.

•

Subdivision of the share capital of Freeline Therapeutics Holdings Limited: Each share resulting from the exchange described in the previous step was subdivided into (i) one share of the same class, with a nominal value of £0.00001, and (ii) one deferred share of £0.99999 nominal value.

Completed prior to the IPO

•

Reduction of capital of Freeline Therapeutics Holdings Limited: Freeline Therapeutics Holdings Limited reduced the amount standing to the credit of its share premium accounts and its issued share capital pursuant to Chapter 10 of Part 17 of the U.K. Companies Act 2006, or the Companies Act.

•	Re-registration of Freeline Therapeutics Holdings Limited: Freeline Therapeutics Holdings Limited re-registered as a public limited company and changed its name to Freeline Therapeutics Holdings plc.

•

Reorganization of separate classes of shares of Freeline Therapeutics Holdings plc (other than deferred shares) into a single class of ordinary shares: The different classes of issued share capital of Freeline Therapeutics Holdings plc were reorganized into a single class of ordinary shares.

In addition, the company intends to complete the following steps in the months following the IPO:

•

Reorganization of the deferred shares of Freeline Therapeutics Holdings plc: The deferred shares of Freeline Therapeutics Holdings plc may be transferred, consolidated, subdivided and/or cancelled and deferred shares may be issued for the purposes of simplifying our share capital and to ensure compliance with the applicable requirements of the Companies Act.

•

Transfer of Freeline Therapeutics Limited shares to Freeline Holdings (UK) Limited: Freeline Therapeutics Holdings plc intends to transfer the entire issued share capital of Freeline Therapeutics Limited to Freeline Holdings (UK) Limited in exchange for the issue of shares in Freeline Holdings (UK) Limited so that Freeline Therapeutics Limited became a wholly owned subsidiary of Freeline Holdings (UK) Limited, which, in turn, will be a wholly owned subsidiary of Freeline Therapeutics Holdings plc.

•

Reorganization of separate classes of shares of Freeline Therapeutics Limited into a single class of ordinary shares: It is presently expected that the different classes of issued share capital of Freeline Therapeutics Limited was reorganized into a single class of ordinary shares.

•

Reduction of Capital of Freeline Holdings (UK) Limited and Freeline Therapeutics Limited: It is presently expected that Freeline Holdings (UK) Limited and Freeline Therapeutics Limited will reduce their issued share capital pursuant to Chapter 10 of Part 17 of the Companies Act.

•

Transfer of Freeline Therapeutics, Inc., Freeline Therapeutics GmbH, and Freeline Therapeutics (Ireland) Limited to Freeline Holdings (UK) Limited: It is presently expected that Freeline Therapeutics Limited will transfer, by way of a dividend in specie, the entire issued share capital of its wholly owned subsidiaries Freeline Therapeutics, Inc., Freeline Therapeutics GmbH, and Freeline Therapeutics (Ireland) Limited to its immediate parent, Freeline Holdings (UK) Limited.

On August 11, 2020, the Company completed the IPO of ADSs. In the IPO, the Company sold 8,823,529 ADSs representing the same number of ordinary shares at an IPO price of $18.00 per ADS for total net proceeds of approximately $147.7 million. On August 20, 2020, the underwriters of the IPO exercised a portion of their overallotment option by purchasing an additional 1,128,062 ADSs from the Company at the IPO price of $18.00 per ADS, resulting in an additional net proceeds of $18.9 million. The total net proceeds from the IPO was $166.6 million.

As of September 30, 2020, we had cash and cash equivalents of approximately $252.6 million. Based on our current operational plans and assumptions, we expect that the net proceeds from our IPO, combined with our current cash and cash equivalents, will be sufficient to fund operations for more than 12 months from the issuance date of the unaudited condensed consolidated financial statements. See “—Liquidity and Capital Resources—Funding Requirements” below.

The development of our product candidates could be disrupted and materially adversely affected in the future by a pandemic, epidemic or outbreak of an infectious disease, such as the recent COVID-19 pandemic. The spread of COVID-19 has impacted the global economy and has impacted our operations, including the interruption of our preclinical and clinical trial activities and potential interruption to our supply chain. For example, the COVID-19 pandemic has delayed enrollment our ongoing Phase 1/2 clinical trial for FLT190, and we expect such delays to continue due to the recent resurgence of COVD-19 cases in Europe and the US. If the disruption due to the COVID-19 pandemic continues, our planned pivotal clinical trial for FLT180a and our planned Phase 1/2 clinical trials for FLT201 and FLT210 also could be further delayed due to government orders and site policies on account of the pandemic.

Additionally, some patients may be unwilling or unable to travel to study sites, enroll in our trials or comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services, which would delay our ability to conduct preclinical studies and clinical trials or release clinical trial results, as well as delay our ability to obtain regulatory approval and commercialize our product candidates. Furthermore, COVID-19 could affect our employees or the employees of research sites and service providers on whom we rely as well as those of companies with which we do business, including our suppliers and contract manufacturing organizations (“CMOs”), thereby disrupting our business operations. Quarantines and travel restrictions imposed by governments in the jurisdictions in which we and the companies with which we do business operate could materially impact the ability of employees to access preclinical and clinical sites, laboratories, manufacturing sites and offices. We have implemented work-at-home policies for those employees who can perform their work from home and we  may experience limitations in employee resources. Our increased reliance on personnel working from home may negatively impact productivity, or disrupt, delay or otherwise adversely impact our business.

We continue to assess what impact the COVID-19 pandemic may have on our ability to advance the testing, development and manufacturing of our drug candidates, including as a result of adverse impacts on the research sites, service providers, vendors, or suppliers on whom we rely, or to raise financing to support the development of our drug candidates. No assurances can be given that this analysis will enable us to avoid part or all of any impact from the spread of COVID-19 or its consequences, including downturns in business sentiment generally or in our sector in particular. We cannot presently predict the scope and severity of any potential business shutdowns or disruptions, but if we or any of the third parties on whom we rely or with whom we conduct business, were to experience shutdowns or other business disruptions, our ability to conduct our business in the manner and on the timelines presently planned could be materially and adversely impacted.

Components of Our Results of Operations

Revenue

To date, we have not generated any revenue from product sales and do not expect to generate any revenue from the sale of products in the foreseeable future. If our development efforts for our product candidates are successful and result in regulatory approval, we may generate revenue in the future from product sales.

Operating Expenses

Research and Development Expenses

Research and development expenses consist primarily of costs incurred in connection with the research and development of our product candidates, which are partially offset by research and development tax credits provided by Her Majesty’s Revenue & Customs, or HMRC. Research and development expenses consist of:

•

expenses incurred under agreements with contract research organizations, or CROs, CMOs, as well as investigative sites and consultants that conduct our clinical trials, preclinical studies and other scientific development services;

•	manufacturing scale-up expenses and the cost of acquiring and manufacturing preclinical studies and clinical trial materials;
•	expenses to acquire technologies to be used in research and development;
•	employee-related expenses, including salaries, related benefits, travel and non-cash share-based compensation expense for employees engaged in research and development functions;
•	costs of outside consultants, including their fees, non-cash share-based compensation and related travel expenses;
•	the costs of laboratory supplies and acquiring, developing and manufacturing preclinical study and clinical trial materials;
•	costs related to compliance with regulatory requirements;
•	facility-related expenses, which include direct depreciation costs and allocated expenses for rent and maintenance of facilities and other operating costs; and
•	upfront, milestone and management fees for maintaining licenses under our third-party licensing agreements.

We expense research and development costs as incurred. We recognize external development costs based on an evaluation of the progress to completion of specific tasks using information provided to us by our service providers. Payments for these activities are based on the terms of the individual agreements, which may differ from the pattern of costs incurred, and are reflected in our consolidated financial statements as a prepaid expense or accrued research and development expenses.

Certain of our direct research and development expenses are not tracked on a program-by-program basis for our product candidates and consist primarily of external costs, such as fees paid to outside consultants, CROs and CMOs in connection with our preclinical development, manufacturing and clinical development activities. License fees and other costs incurred after a product candidate has been selected that are directly related to a product candidate are included in direct research and development expenses for that program. License fees and other costs incurred prior to designating a product candidate are included in other program expense. We do not allocate employee costs, costs associated with our discovery efforts, laboratory supplies, and facilities, including depreciation or other indirect costs, to specific programs because these costs are deployed across multiple programs and, as such, are not separately classified. We use internal resources primarily to oversee the research and discovery as well as to manage our preclinical development, process development, manufacturing and clinical development activities. These employees work across multiple programs and, therefore, we do not track their costs by program.

Research and development activities are central to our business model. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials and related product manufacturing expenses. As a result, we expect that our research and development expenses will continue to increase over the next several years as we: (i) expedite the clinical development and obtain marketing approval for our lead product candidates FLT180a and FLT190; (ii) initiate additional clinical trials for our product candidates, including FLT201 and FLT210; (iii) improve the efficiency and scalability of our manufacturing processes and supply chain; and (iv) build our in-house process development, analytical and manufacturing capabilities and continue to discover and develop additional product candidates, increase personnel costs and prepare for regulatory filings related to our product candidates. We also expect to incur additional expenses related to milestone, royalty payments and maintenance fees payable to third parties with whom we have entered into license agreements to acquire the rights related to our product candidates.

The successful development and commercialization of our product candidates is highly uncertain. This is due to the numerous risks and uncertainties associated with development and commercialization, including the following:

•	completing research and preclinical development of our product candidates and identifying new gene therapy product candidates;
•	establishing an appropriate safety profile with IND-and CTA-enabling studies;
•	successful patient enrollment in, and the initiation and completion of, clinical trials;
•	the timing, receipt and terms of any marketing approvals from applicable regulatory authorities and reimbursement and market access from third-party payors;
•	our ability to establish in-house commercial manufacturing capabilities and maintaining suitable arrangements with third-party manufacturers for our product candidates;
•	obtaining, maintaining, defending and enforcing patent claims and other intellectual property rights;
•	defending against third-party infringement, misappropriation or other violation of intellectual property rights claims;
•	significant and changing government regulation;
•	launching commercial sales of our product candidates, if and when approved, whether alone or in collaboration with others; and
•	maintaining a continued acceptable safety profile of the product candidates following approval.

A change in the outcome of any of these variables with respect to the development of our product candidates in preclinical and clinical development could mean a significant change in the costs and timing associated with the development of these product candidates. For example, if the FDA, EMA or another regulatory authority were to delay our planned start of clinical trials or require us to conduct clinical trials or other testing beyond those that we currently expect, or if we experience significant delays in enrollment in any of our planned clinical trials, we could be required to commit significant additional financial resources and time on the completion of clinical development of that product candidate.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related benefits, non-cash share-based compensation expense, travel and other expenses incurred by personnel in executive, finance and administrative functions. These expenses include professional fees for legal, consulting, accounting and audit services. We anticipate that our general and administrative expenses will increase in the future as we increase our headcount to support our continued research activities and development of our product candidates. In particular, we expect our non-cash share-based compensation expense for the six months ended June 30, 2020 to increase as a result of grants of ordinary shares to certain employees during this period.

We also anticipate we will continue to incur increased accounting, audit, legal, regulatory, compliance, director and officer insurance costs as well as investor and public relations expenses associated with being a public company. Additionally, if and when we believe a regulatory approval of a product candidate appears likely, we anticipate an increase in payroll and expense as a result of our preparation for commercial operations, especially as it relates to the sales and marketing of our product candidate.

Other income, net

Other income, net

Other income, net consists primarily of realized and unrealized foreign currency transaction gains and losses.

Interest income, net

Interest income, net consists of interest income on cash and cash equivalents held in our banking institutions.

Benefit from Research and Development Tax Credit

Benefit from research and development, or R&D, tax credit, consists of the research and development tax credit received in the U.K., which is recorded within other income, net. The U.K. research and development tax credit, as described below, is fully refundable to us and is not dependent on current or future taxable income. As a result, we have recorded the entire benefit from the U.K. research and development tax credit as a benefit which is included in our net loss before income tax and accordingly, not reflected as part of the income tax provision. If, in the future, any U.K. R&D tax credits generated are needed to offset a corporate income tax liability in the U.K., that portion would be recorded as a benefit within the income tax provision and any refundable portion not dependent on taxable income would continue to be recorded within other income, net.

Income tax expense

We are subject to corporate taxation in the United States, Germany and the United Kingdom. Due to the nature of our business, we have generated losses since inception and have therefore not paid United Kingdom or German corporation tax. Our income tax (expense) benefit represents only income taxes in the United States. As a company that carries out extensive research and development activities, we seek to benefit from one of two U.K. R&D tax credit cash rebate regimes: Small and Medium Enterprise, or SME, Program and the Research and Development Expenditure Credit, or RDEC, Program. Qualifying expenditures largely comprise employment costs for research staff, consumables and certain internal overhead costs incurred as part of research projects for which we do not receive income.

Based on criteria established by HMRC, we expect a portion of expenditures being carried in relation to our pipeline R&D, clinical trials management and manufacturing development activities to be eligible for the RDEC Program for the six months ended June 30, 2020 and 2019. We will assess whether it is possible to qualify under the more favorable SME regime for future accounting periods.

Unsurrendered U.K. losses may be carried forward indefinitely to be offset against future taxable profits, subject to numerous utilization criteria and restrictions. The amount that can be offset each year is limited to £5.0 million plus an incremental 50% of U.K. taxable profits. After accounting for tax credits receivable, we had accumulated tax losses for carry forward in the United Kingdom of $45.5 million as of December 31, 2019.

In the event we generate revenues in the future, we may benefit from the U.K. “patent box” regime that allows profits attributable to revenues from patents or patented products to be taxed at effective rate of 10%. Value Added Tax, or VAT, is broadly charged on all taxable supplies of goods and services by VAT-registered businesses. Under current rates, an amount of 20% of the value, as determined for VAT purposes, of the goods or services supplied is added to all sales invoices and is payable to HMRC. Similarly, VAT paid on purchase invoices is generally reclaimable from HMRC.

Results of Operations

Comparison of the six months ended June 30, 2020 and 2019

The following table summarizes our results of operations for the six months ended June 30, 2020 and 2019 (in thousands):

	Six Months Ended June 30,
	2020	2019	Change
Operating expenses:
Research and development	$29,445	$23,616	$5,829
General and administrative	11,284	6,016	5,268
General and administrative - fees due to related parties	379	119	260
Total operating expenses	41,108	29,751	11,357
Loss from operations	(41,108)	(29,751)	(11,357)
Other income, net:
Other income, net	862	22	840
Interest income, net	88	—	88
Benefit from R&D tax credit	6,894	5,084	1,810
Total other income, net	7,844	5,106	2,738
Loss before income taxes	(33,264)	(24,645)	(8,619)
Income tax expense	—	(9)	9
Net loss	$(33,264)	$(24,654)	$(8,610)

Research and development expenses

The table below summarizes our research and development expenses incurred by program (in thousands):

	Six Months Ended June 30
	2020	2019	Change
Direct research and development expenses by program:
FLT180a	$8,662	$8,326	$336
FLT190	2,367	3,223	(856)
Pre-clinical and discovery	1,203	2,470	(1,267)
Unallocated research and development expenses:
Personnel expenses (including non-cash share-based compensation)	8,340	5,286	3,054
Other expenses	8,873	4,311	4,562
Total research and development expenses	$29,445	$23,616	$5,829

Research and development expenses increased by approximately $5.8 million from $23.6 million for the six months ended June 30, 2019 to $29.4 million for the six months ended June 30, 2020. The increase in research and development expenses was primarily attributable to the following:

•

a $0.3 million increase in spending on FLT180a, our most advanced gene therapy product candidate, specifically related to our ongoing Phase 1/2 B-AMAZE clinical trial and our planned pivotal clinical trial;

•

a $0.9 million decrease in spending related to our lead product candidates targeting Fabry disease, FLT190, which is primarily related to the timing of purchases of manufacturing materials for our ongoing Phase 1/2 MARVEL-1 clinical trial;

•

a $1.3 million decrease in spending on pre-clinical and discovery, including FLT201, FLT210 and Discovery, primarily related to the timing of purchases of manufacturing materials for our planned Phase 1/2 clinical trials and a refund received on amounts paid in the prior year;

•

an increase of $7.6 million in unallocated costs for all research and development activities, including increases in discovery costs of $3.0 million, which primarily relates to increases in personnel-related costs as a result of hiring additional personnel in our research and development department to support the requirements of increased clinical activity and. The remaining increase of $4.6 million was related to increases in unallocated consulting expenses, facility costs and rent expense, which also stem from our increase in headcount to support increased research and development activities; and

•	non-cash share-based compensation expense for the six months ended June 30, 2020 and 2019, was $0.3 million and less than $0.1 million, respectively.

We expect these costs to increase materially in the near future, consistent with our plan to advance our pipeline assets through clinical development.

General and administrative expenses

The following table summarizes our general and administrative expenses for six months ended June 30, 2020 and 2019 (in thousands):

	Six Months Ended June 30,		Change
	2020	2019	$
Legal and professional fees	$4,561	$893	$3,668
Personnel expenses	3,847	3,117	730
Facilities and other expense	2,611	1,819	792
Non-cash share-based compensation expense	265	187	78
Total general and administrative expenses	$11,284	$6,016	$5,268

General and administrative expenses increased by $5.3 million from $6.0 million for the six months ended June 30, 2019, to $11.3 million for the six months ended June 30, 2020. The increase in general and administrative expenses was primarily attributable to the following:

•	a $3.7 million increase in legal and professional fees, primarily related to expenses associated with our progression towards becoming a public company;
•

a $0.7 million increase in personnel costs, primarily due to an increase in headcount, related to the hiring of additional personnel in general and administrative functions to support our growth initiatives, including our progression towards becoming a public company;

•

a $0.8 million increase in facilities and other expenses, including additional rent for office space occupied in 2020 for the U.K. and Germany, depreciation related to additional property plant and equipment and insurance costs; and

•

a $0.1 million increase in non-cash share-based compensation expense, primarily due to the meeting of certain milestones that triggered vesting of ordinary shares in addition to significant Q4 2019 equity grants to employees.

We expect these costs to increase materially in the near future, consistent with our plans to increase our headcount in conjunction with our IPO and ongoing requirements as a public company.

Total other income, net

Total other income, net was $7.8 million for the six months ended June 30, 2020, compared to $5.1 million for six months ended June 30, 2019. During the six months ended June 30, 2020 and 2019, we recognized a R&D tax credit from the U.K. as a benefit within other income for approximately $6.9 million and $5.1 million, respectively.

Liquidity and Capital Resources

Since our inception, we have not generated any revenue from product sales or any other sources and have incurred significant operating losses in each period and on an aggregate basis. We have not yet commercialized any of our product candidates and we do not expect to generate revenue from sales of any product candidates for several years, if at all. We have funded our operations to date primarily with proceeds from the sale of preferred shares.

In June 2020, we received net cash proceeds of approximately $69.0 million from the sale of our series C preferred shares:

•

Under the Series C Subscription Agreement, which provides for the issuance of series C preferred shares to certain investors, including Syncona and Novo Holdings A/S, or Novo, we issued 34,313,723 series C preferred shares to such investors at a purchase price of $2.04 or £1.63 per share. In addition, we issued at par value 7,300,151 Top Up series C preferred shares to Syncona to reflect the price per share paid by investors for shares issued pursuant to the Series C Financing.

On July 1 2020, the Company issued 4,901,960 series C preferred shares pursuant to the Series C Financing at a purchase price of $2.04 per share. The Company received an aggregate of approximately $10.0 million in proceeds.

As of June 30, 2020 and September 30, 2020, we had cash and cash equivalents of $106.6 million and $252.6 million, respectively. Based on our current operational plans and assumptions, we expect that the net proceeds from our IPO, combined with our current cash and cash equivalents, will be sufficient to fund operations for more than 12 months from the issuance date of the unaudited condensed consolidated financial statements.

We currently have no ongoing material financing commitments, such as lines of credit or guarantees, that are expected to affect our liquidity over the next five years, other than our manufacturing, licensing and lease obligations described below.

Cash Flows

The following table summarizes our cash flows for the six months ended June 30, 2020 and 2019 (in thousands):

	Six Months Ended June 30,
	2020	2019
Net cash used in operating activities	$(30,744)	$(31,628)
Net cash used in investing activities	(551)	(2,005)
Net cash provided by financing activities	67,860	74,526
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(3,735)	(1,527)
Net increase in cash, cash equivalents and restricted cash	$32,830	$39,366

Net Cash Used in Operating Activities

During the six months ended June 30, 2020, net cash used in operating activities was $30.7 million, primarily resulting from our net loss of $33.3 million, adjusted for non-cash charges of $0.9 million for depreciation and $0.6 million of non-cash share-based compensation. The net loss was also partially offset by $0.9 million related to changes in components of working capital, including a $9.0 million increase in prepaid expenses and other assets and a $9.9 million increase in accounts payable and accrued expenses, all of which relate to increased research and development spending on our preclinical and clinical trials and increased general and administrative spending resulting from increased professional and legal expenses we have incurred in conjunction with our preparation for becoming a public company.

Net Cash Used in Investing Activities

During the six months ended June 30, 2020, net cash used in investing activities was $0.6 million, primarily driven by purchases of property and equipment related to operating and lab equipment to be used in our new lab spaces in both the U.K. and Germany.

Net Cash Provided by Financing Activities

During the six months ended June 30, 2020, net cash provided by financing activities was $67.9 million, consisting of net cash proceeds from our sale and issuance of series C preferred shares.

Funding Requirements

We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we advance the preclinical activities, manufacturing and clinical trials of our product candidates. In addition, following the closing of our IPO, we incurred, and expect to continue to incur additional costs associated with operating as a public company, including significant legal, accounting, investor relations and other expenses that we did not incur as a private company. Our expenses will also increase as we:

•

continue our development of our product candidates, including preparing for our planned pivotal clinical trial of FLT180a for the treatment of hemophilia B, our Phase 1/2 MARVEL-1 clinical trial of FLT190 for the treatment of Fabry disease and any other clinical trials that may be required to obtain marketing approval for our product candidates;

•	conduct IND and CTA-enabling studies for our preclinical programs;
•	initiate additional clinical trials and preclinical studies for our other product candidates;
•	seek to identify and develop, acquire or in-license additional product candidates;

•	develop the necessary processes, controls and manufacturing data to obtain marketing approval for our product candidates and to support manufacturing on a commercial scale;
•	develop and implement plans to establish and operate an in-house manufacturing operations and facility;
•	seek regulatory approvals for any product candidates that successfully complete clinical trials, if any;
•

hire and retain additional personnel, such as non-clinical, clinical, pharmacovigilance, quality assurance, regulatory affairs, manufacturing, distribution, legal, compliance, medical affairs, finance, general and administrative, commercial and scientific personnel;

•	develop, maintain, expand and protect our intellectual property portfolio; and
•	transition our organization to being a public company.

Following our IPO, we became a publicly traded company and will incur significant legal, accounting and other expenses that we were not required to incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as rules adopted by the SEC and Nasdaq, requires public companies to implement specified corporate governance practices that were not applicable to us as a private company. Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, we will first be required to furnish a report by our management on our internal control over financial reporting for the year ending December 31, 2021. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. We expect these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly.

Based on our current operational plans and assumptions, we expect that the net proceeds from our IPO, combined with our current cash and cash equivalents, after giving effect to the Series C Financing and the receipt of the net proceeds therefrom, will be sufficient to fund operations for more than 12 months from the issuance date of the unaudited condensed consolidated financial statements. We have based these estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect. As we progress with our development programs and the regulatory review process, we expect to incur significant commercialization expenses related to product manufacturing, pre-commercial activities and commercialization.

Because of the numerous risks and uncertainties associated with research, development and commercialization of product candidates and programs, we are unable to estimate the exact amount of our working capital requirements. Our future funding requirements will depend on and could increase significantly as a result of many factors, including:

•	the scope, progress, results and costs of drug discovery, laboratory testing, preclinical and clinical development for our current and future product candidates;
•	the costs, timing and outcome of regulatory review of our product candidates;
•	our ability to establish and maintain collaborations and license agreements on favorable terms, if at all;

•	our ability to enroll clinical trials in a timely manner and to quickly resolve any delays or clinical holds that may be imposed on our development programs;
•	timing delays with respect to preclinical and clinical development of our current and future product candidates, including as result of the COVID-19 pandemic;
•	the costs of expanding our facilities to accommodate our expected growth in personnel;
•

the costs, timing and outcome of potential future commercialization activities, including manufacturing, marketing, sales and distribution for our product candidates for which we receive marketing approval;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;
•	the extent to which we acquire technologies;
•	the sales price and availability of adequate third-party coverage and reimbursement for our product candidates, if and when approved; and
•	the costs of operating as a public company.

Until such time, if ever, that we can generate product revenue sufficient to achieve profitability, we expect to finance our cash needs through equity offerings, debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity, current ownership interests will be diluted. If we raise additional funds through government or third-party funding, collaboration agreements, strategic alliances, licensing arrangements or marketing and distribution arrangements, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we are unable to raise additional funds when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market products or product candidates that we would otherwise prefer to develop and market ourselves.

Internal Control over Financial Reporting

In the course of reviewing our financial statements in preparation for our IPO offering, our management and independent registered public accounting firm identified deficiencies that we concluded represented material weaknesses in our internal control over financial reporting attributable to our lack of sufficient financial reporting and accounting personnel. SEC guidance regarding management’s report on internal control over financial reporting defines a material weakness as a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected and corrected on a timely basis. This finding relates to our internal control infrastructure as of December 31, 2018 and 2019 where we did not design or implement sufficient processes, controls and other procedures, such as the review and approval of manual journal entries and the related supporting journal entry calculations for the periods ended December 31, 2018 and 2019. As a result, there were adjustments required in connection with closing our books and records and preparing our 2018 and 2019 financial statements.

We have taken measures to remediate the material weaknesses by expanding the capacity and expertise of our internal accounting staff, engaging consultants to assist us in documenting and improving our system of internal controls, as well as by changing the process for the approval of manual journal entries and ensuring all journal entries are signed approved within our accounting system with appropriate support. We have retained an accounting consulting firm to provide additional depth and breadth to our technical accounting and financial capabilities and we intend to hire an additional three finance and accounting personnel with appropriate expertise by the end of 2020 to perform specific functions, and design and implement improved processes and internal controls, build our financial management and reporting infrastructure, and further develop and document our accounting policies and financial reporting procedures, including ongoing senior management review and audit committee oversight. However, there can be no assurance that we will be successful in pursuing these measures or that these measures will significantly improve or remediate the material weaknesses described above. There is also no assurance that we have identified all of our material weaknesses or that we will not in the future have additional material weaknesses.

Emerging Growth Company Status

On April 5, 2012, the Jumpstart Our Business Startups Act, or the JOBS Act, was enacted. The JOBS Act provides that, among other things, an “emerging growth company” can take advantage of an extended transition period for complying with new or revised accounting standards. As an emerging growth company, we have elected to use the extended transition period under the JOBS Act until the earlier of the date we (1) are no longer an emerging growth company or (2) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

We intend to rely on certain of the other exemptions and reduced reporting requirements provided by the JOBS Act. As an emerging growth company, we are not required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b), and (ii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis).

Recently Issued Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2 to our unaudited condensed consolidated financial statements appearing elsewhere in this current report on Form 6-K.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This current report on Form 6-K contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this report are based upon information available to us as of the date of this report and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Forward-looking statements contained in this report include, but are not limited to, statements about:

•	our recurring losses from operations, which have substantial doubt regarding our ability to continue as a going concern absent access to sources of liquidity;
•

the development of our product candidates, including statements regarding the timing of initiation, completion and the outcome of clinical studies or trials and related preparatory work, the period during which the results of the trials will become available and our research and development programs;

•	our ability to design and implement successful clinical trials for our product candidates;
•	the potential for a pandemic, epidemic or outbreak of an infectious diseases in the U.S., U.K. or EU, including the COVID-19 pandemic, to disrupt our clinical trial pipeline;
•	our failure to demonstrate the safety and efficacy of our product candidates;
•	the results obtained in earlier stage clinical testing may not be indicative of results in future clinical trials;
•

our ability to enroll patients in clinical trials for our product candidates, and that all of our clinical trials to date have been conducted at a single site outside the U.S., which may delay regulatory approval for our product candidates;

•

the possibility that one or more of our product candidates may cause serious adverse, undesirable or unacceptable side effects or have other properties that could delay or prevent their regulatory approval or limit their commercial potential;

•

our ability to obtain and maintain regulatory approval of our product candidates in the indications for which we plan to develop them, and any related restrictions or limitations imposed by regulators;

•	our limited manufacturing experience which could result in delays in our development or commercialization of our product candidates;
•

the possibility that contamination in our manufacturing process, shortages of raw materials or failure of any of our key suppliers to deliver necessary components could result in delays in our clinical pipeline;

•	our ability to identify or discover additional product candidates, or failure to capitalize on programs or product candidates;

•

our ability to contract with third-party suppliers and manufacturers and their ability to perform adequately; the scalability and commercial viability of our manufacturing methods and processes, including our plans to develop and implement plans to establish and operate our own in-house manufacturing operations and facility;

•	our dependence on a limited number of, or sole suppliers, for some of our components and materials used in our product candidates;
•	our commercialization, marketing and manufacturing capabilities and strategy;
•	the success of competing therapies that are or may become available;
•	the rate and degree of market acceptance and clinical utility of our product candidates, in particular, and gene therapy, in general;
•	our ability to obtain and protect our intellectual property and to maintain patent protection for our current product candidates, any future product candidates we may develop and our technology;
•	our continued compliance with obligations under our intellectual property licenses with third parties;
•	our ability to commercialize our product candidates without infringing, misappropriating or otherwise violating the intellectual property rights of others;
•	potential claims relating to our intellectual property and third-party intellectual property;
•	whether we are classified as a passive foreign investment company, or PFIC, for future periods;
•	the increased time and costs associated with operating as a public company;
•	other factors discussed under “Risk Factors” and elsewhere in the prospectus; and
•	our plans, objectives, expectations and intentions contained in this report that are not historical.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements contained in this report speak only as of the date of this report. You should refer to the section titled “Risk Factors” in the prospectus for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

You should read this report, the prospectus and the documents that we reference in the prospectus and have filed as exhibits to the registration statement of which the prospectus is a part completely and with the understanding that our actual future results may be materially different from what we expect.